UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

INFINITY CORE ALTERNATIVE FUND

(Name of Subject Company (Issuer))

INFINITY CORE ALTERNATIVE FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Terrance P. Gallagher

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

February 29, 2016

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

———————————————————————————————

Transaction Valuation: $24,700,000 (a) Amount of Filing Fee: $2,487.29 (b)

———————————————————————————————

(a) Calculated as the aggregate maximum value of Shares being purchased.

(b) Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,487.29
Form or Registration No.:	SC TO-I
Filing Party:	Infinity Core Alternative Fund
Date Filed:	February 29, 2016

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on February 29, 2016 by Infinity Core Alternative Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest ("Shares”) in the Fund in an aggregate amount up to $24,700,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 29, 2016.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on March 25, 2016.

2.   As of March 25, 2016, seven (7) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2016 in the amount of $2,619,213.

4.   The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of a promissory note issued to the Shareholder whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory note was held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholder, in accordance with the terms of the Offer. Two (2) Shareholders, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholders 100% of the Shareholders’ unaudited net asset value of the Shares tendered. Cash payments in the amount of the unaudited net asset value of the Shares tendered were wired to the accounts designated by such Shareholders in their Letters of Transmittal on July 18, 2016. Five (5) Shareholders, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory note issued to the Shareholder, the Fund paid to the Shareholders at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered (the “Initial Payment”). The Fund will pay the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of June 30, 2016 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. The Fund expects that the audit will be completed by the end of May 2017. An Initial Payment in the amount of at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in its Letter of Transmittal on July 18, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

INFINITY CORE ALTERNATIVE FUND

By:	/s/ Michael Peck
Name: Michael Peck

Title: President

June 23, 2017